PROSPECTUS

Cytomedix, Inc.

Resale of  7,866,131 shares of Common Stock

We are registering shares of common stock for resale on behalf of our shareholders, or Selling Shareholders, named in the section of this prospectus titled “Selling Security Holders.” The following shares may be offered, from time to time, for resale under this prospectus:

•	4,128,631 shares of common stock underlying warrants issued in the April 2010 offering;

•	1,000,000 shares of common stock underlying warrants pursuant to Guaranty Agreements entered into in April 2010; and

•	up to 2,737,500 shares of common stock that we may issue as dividends on the Series D Convertible Preferred Stock.

The Selling Shareholders may sell these securities from time to time on the NYSE Amex or any exchange on which we may be listed in the future at the prevailing market price or in negotiated transactions or in any other manner specified under “Plan of Distribution” in this prospectus.

Although we will pay substantially all the expenses incident to the registration of the shares, we will not receive any proceeds from the sales by the Selling Shareholders. We will, however, receive proceeds if the warrants are exercised, unless the warrants are exercised on a cashless basis by the holders; to the extent we receive such proceeds, they will be used for working capital purposes.

Our common stock is presently quoted for trading under the symbol “GTF.BC” on the NYSE Amex. On October 12, 2010, the last sales price of the common stock, as reported on the NYSE Amex was $0.47 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. You should carefully consider the risks and uncertainties described under the heading “Risk Factors” beginning on page 3 of this prospectus before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 3, 2010.

Table of Contents

Prospectus Summary	1
Risk Factors	3
Cautionary Note Regarding Forward Looking Statements	9
Use of Proceeds	9
Selling Security Holders	10
Description of Securities to be Registered	13
Plan of Distribution	16
Legal Matters	18
Experts	18
Where You Can Find More Information	19

i

PROSPECTUS SUMMARY

Our Company

We are a biotechnology company that develops, sells, and licenses regenerative biological therapies to primarily address the areas of wound care, inflammation, and angiogenesis. We currently market the AutoloGel™ System, a device for the production of platelet rich plasma (“PRP”) gel derived from the patient’s own blood. The AutoloGel System is cleared by the Food and Drug Administration (“FDA”) for use on a variety of exuding wounds. We are currently pursuing a multi-faceted strategy to penetrate the chronic wound market with our AutoloGel System. We are also pursuing opportunities for the application of AutoloGel and PRP technology into other markets such as hair transplantation and orthopedics, as well as actively seeking complementary products for the wound care market. We sell our products primarily to health care providers in the United States and have modest distribution arrangements in Europe and Canada.

In April 2010, we acquired the Angel® Whole Blood Separation System (“Angel®”) and ActivAT® Autologous Thrombin Processing Kit (“ActivAT®”) from Sorin Group USA, Inc. Used primarily in operating rooms, Angel® is used for separation of whole blood into red cells, platelet poor plasma and platelet rich plasma. ActivAT® is designed to produce autologous thrombin serum from platelet poor plasma and is sold exclusively in Europe and Canada, where it provides a completely autologous, safe alternative to bovine-derived products.  The Angel® Whole Blood Separation System, which received market clearance from the U.S. Food and Drug Administration in August 2005, consists of a blood processing device and disposable products used for separation of whole blood into red blood cells, platelet poor plasma and platelet rich plasma. We expect that sales growth of these products will be driven through a combination of strengthened distributor relationships, collaborative agreements, and direct sales. We expect commercial synergies with AutoloGel™ will increase sales efficiency and help drive growth. Sales growth outside of the U.S. will be managed through distributor agreements.

The terms “we,” “us,” “our company,” “our” refer to Cytomedix, Inc., a Delaware corporation.

Sorin Asset Acquisition and Private Placement

On April 9, 2010, we, through our wholly-owned subsidiary, Cytomedix Acquisition Company, LLC, entered into an Asset Purchase Agreement with Sorin Group USA, Inc., a Delaware corporation, or Seller, to buy all title and interest in certain assets of and assume certain liabilities in Seller’s operation of the Angel® systems (including the whole blood separation system, the blood processing kit and blood accessing kit) and ActivAT® businesses (the “Business”). The Angel System is a device that utilizes validated blood separation technology to separate platelets and plasma from other components of a patient’s blood. The device provides the necessary flexibility and sophistication for more complex clinical situations. The ActivAT technology facilitates the preparation of autologous human thrombin and currently is sold exclusively in Europe and Canada. We believe that the Angel and ActivAT technologies acquired from the Sorin Group will provide us with immediate access to surgical and orthopedic markets. By acquiring the Angel System, we became the only supplier of PRP technology with FDA cleared indications for both topical use in wound care and surgical use.

Under the terms of the agreement, we agreed to pay to the Seller an aggregate amount equal to $7 million, payable as follows: (i) $2 million paid on April 9, 2010, the closing date of transaction, and (ii) $5 million to be paid under the terms of a Promissory Note in principal amount of $5 million with interest accruing at 2.7% per annum (the “Promissory Note” and the amounts outstanding under the Promissory Note, the “Outstanding Amount”). We also entered into several side agreements, including without limitation, Transition Agreements, Asset Transfer and Assumption Agreements, to facilitate the transition and these transactions. The acquisition of the Business closed on April 9, 2010.

On April 9, 2010, we entered into subscription agreements with certain accredited investors (the “Purchasers”), with respect to the sale of our (i) 10% Series D Convertible Preferred Stock (the “Preferred Stock”), and (ii) warrants to purchase shares of common stock of the Company (the “Warrants”) (together, the “Securities”), for gross proceeds of $3.65 million (the “April 2010 Offering”), $2.0 million of which was used to pay the purchase price up front in connection with the Sorin acquisition and the balance to be used for general corporate and working capital purposes. All Purchasers in the April 2010 Offering were ‘‘accredited investors’’ (as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the ‘‘Securities Act’’)), and we sold the securities in the April 2010 Offering in reliance upon an exemption from registration contained in Section 4(2) and Rule 506 under the Securities Act.  The investors in the April 2010 Offering were also issued five-year warrants to purchase, in the aggregate, 4,128,631 shares of common stock, or 50% of the shares of common stock underlying the Preferred Stock in the April 2010 Offering, at an exercise price per share of $0.5368. Each Warrant is exercisable immediately on the date of issuance, subject to the numeric limitation discussed below, and will expire on April 9, 2015.

We also entered into a registration rights agreement with the Purchasers, under which we agreed to provide the Purchasers with registration rights for the common stock underlying the Warrants and the Preferred Stock sold in connection with the April 2010 offering. Please see Description of Securities to be Registered on page 13 for additional discussion relating to this Registration Rights Agreement.

For accounting purposes, the Preferred Stock in connection with the April 2010 Offering is treated as shareholders’ equity on our balance sheet. Common stock, if and when issued upon exercises of the Warrants in the same offering, will also be treated as shareholders’ equity and the cash proceeds of such warrant exercises, to the extent we receive such proceeds, will be used for general corporate and working capital purposes, as we may deem appropriate.

NYSE Amex - Approval of the Plan of Compliance

We were notified by the NYSE Amex LLC (the “Exchange”) of our non-compliance with Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Exchange Company Guide relating to our shareholders’ equity. On July 24, 2009, we received a letter from NYSE Amex indicating that the Exchange accepted our plan of compliance and granted us an extension until November 12, 2010 to regain compliance with the Exchange’s continued listing requirements. We are required to provide the Exchange staff with updates on our progress relating to the execution of the plan so as to enable the Exchange staff to review our adherence to the plan during the extension period. Failure to regain compliance with the continued listing standards by the end of the extension period or to make progress consistent with the plan of compliance during the extension period could result in our being delisted from the Exchange. We maintain regular dialogue with the Exchange staff regarding our progress.

Corporate Information

Our principal offices are located at 209 Perry Parkway, Suite 7, Gaithersburg, MD 20877 and our telephone number is (240) 499-2680.  Our website address is http://www.cytomedix.com.  Information contained on our website is not deemed part of this prospectus.

THE OFFERING

Common stock currently outstanding	41,767,127

Common stock offered by the Company	None.

Common stock offered by the selling stockholders in accordance herewith	7,866,131

Use of proceeds
We will not receive any proceeds from the sale of shares in this offering by the selling stockholders. However, we will receive proceeds from the exercise of the warrants if the warrants are exercised for cash.

NYSE Amex	GTF.BC

Risk Factors
You should carefully consider the information set forth in this prospectus and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 3 of this prospectus before deciding whether or not to invest in shares of our common stock.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in our most recent Annual Report on Form 10-K, as amended and restated to date, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus, in light of your particular investment objectives and financial circumstances. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this prospectus because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. This section does not describe all risks applicable to our business, and we intend it only as a summary of certain material factors.  Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you could lose part or all of your investment.

There is Substantial Doubt As to Our Ability to Continue As a Going Concern

We have suffered recurring losses from operations and have insufficient liquidity to fund the ongoing operations which raise substantial doubt about our ability to continue as a going concern. In addition, our financial statements have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, there is substantial doubt about our ability to continue as a going concern. Accordingly, we will need to increase sales volume and obtain additional capital to continue as a going concern and to fund our operations, including to:

•	Continue and increase investment in sales and marketing activities related to the AutoloGel System;

•	Pursue a strategic partner for CT-112;

•	Develop additional new products and/or make improvements to existing products;

•	Conduct additional trial(s) or studies to support efforts to obtain CMS reimbursement for our products;

•	Pursue existing and new claims covered by intellectual property we own or contemplate;

•	Manage and integrate successfully the recent acquisition of the Sorin assets;

•	Assume and satisfy certain liabilities related to the Sorin business, and service the deferred payments on the same acquisition;

•	Sustain our corporate overhead requirements and hire and retain necessary personnel; and

•	Pursue other potential attractive opportunities;

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may not accomplish, we expect to finance future cash needs primarily through offerings of our debt or equity securities, strategic collaborations, or government grants. We do not know whether additional funding will be available on acceptable terms, or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope, or eliminate one or more of our programs, or substantially curtail or close our operations altogether. In addition, we may have to partner one or more of our technologies at an earlier stage of development, which could lower the economic value of those programs to us.

We Have Limited Sources of Working Capital

Because we were in bankruptcy in 2002 and due to the rights of some of our preferred shareholders, we may not be able to obtain debt financing. Working capital required to implement our business plan will most likely be provided by funds obtained through offerings of our equity securities, and revenues generated by us.  No assurance can be given that we will have revenues sufficient to support and sustain our operations or that we would be able to obtain equity financing in the current economic environment. To date, the overwhelming majority of our revenues have been provided by our licensing agreements. However, these agreements expired in November 2009. There is no assurance that we will be able to replace these revenues through product sales, new licensing agreements or other sources. If we do not have sufficient working capital and are unable to generate revenues or raise additional funds, we may delay the completion of or significantly reduce the scope of our current business plan; delay some of our development and clinical or marketing testing, our plans to pursue Medicare and/or commercial insurance reimbursement for our wound treatment technologies; or postpone the hiring of new personnel; or, under certain dire financial circumstances, cease our operations.

There is No Assurance that We Will Successfully Integrate the Angel  and ActivAT  Business; nor that We Will Realize the Anticipated Synergies of the Combined Businesses

The Angel  and ActivAT  business represent a significant increase in volume and revenue compared to our existing product line of AutoloGel. There is no assurance that we will successfully integrate any or all of the various aspects to the acquired business, including but not limited to the sales, marketing, manufacturing, distribution, regulatory, and other functions. Failure to smoothly and successfully integrate the acquired business could lead to a reduction in revenue for the Angel  and ActivAT  products compared to historical levels, generate ill will among its customer base, and therefore have a material adverse affect on our operations or the price of our securities. Furthermore, there is no assurance that we will realize synergies in the sales, marketing, distribution, reimbursement, or other areas. Nor is there any assurance that we will realize any anticipated economies of scale for the combined businesses.

Adverse Conditions in the Global Economy and Disruption of Financial Markets May Significantly Restrict Our Ability to Generate Revenues or Obtain Debt or Equity Financing

The global economy continues to experience volatility and uncertainty. Such conditions could reduce demand for our products which would significantly jeopardize our ability to achieve meaningful market penetration for AutoloGel and continued sales of Angel and ActivAT products. These conditions could also affect our potential strategic partners, which, in turn, could make it much more difficult to execute a strategic collaboration, and therefore significantly jeopardize our ability to fully develop CT-112. Global credit and capital markets continue to be relatively challenging. We may be unable to obtain capital through issuance of our equity securities, a significant source of funding for us throughout our history. If we are unable to secure funding through strategic collaborations, equity investments, or debt financing, we may not be able to achieve profitability which may result in a cessation of operations.

Business credit and liquidity have tightened in much of the world. Volatility and disruption of financial markets could limit our customers’ ability to obtain adequate financing or credit to purchase and pay for our products in a timely manner, or to maintain operations, and result in a decrease in sales volume. General concerns about the fundamental soundness of domestic and international economies may also cause customers to reduce purchases. Changes in governmental banking, monetary and fiscal policies to restore liquidity and increase credit availability may not be effective. Economic conditions and market turbulence may also impact our suppliers’ ability to supply sufficient quantities of product components in a timely manner, which could impair our ability to fulfill sales orders. It is difficult to determine the extent of the economic and financial market problems and the many ways in which they may affect our suppliers, customers, investors, and business in general. Continuation or further deterioration of these financial and macroeconomic conditions could significantly harm sales, profitability and results of operations.

Economic downturns or other adverse economic changes (local, regional, or national) can also hurt our financial performance in the form of lower interest earned on investments and/or could result in losses of portions of principal in our investment portfolio. While our investment policy requires us to invest only in short-term, low risk investments, there is no assurance that principal will not be eroded as a significant portion of these investments is in excess of federally mandated insurance.

We May Not Regain Compliance with NYSE Amex Continued Listing Criteria

As a NYSE Amex listed company, we are required to comply with the continued listing criteria of the exchange. We currently do not meet the minimum shareholders’ equity requirements per Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the Exchange Company Guide. On July 24, 2009, we received a letter from NYSE Amex indicating that the Exchange accepted our plan of compliance and granted us an extension until November 12, 2010 to regain compliance with the Exchange’s continued listing requirements. In order to regain compliance, we will need to, among other things, increase our shareholders’ equity balance to at least $6 million. We are required to provide the Exchange staff with updates on our progress relating to the execution of the plan so as to enable the Exchange staff to review our adherence to the plan during the extension period. Failure to regain compliance with the continued listing standards by the end of the extension period or to make progress consistent with the plan of compliance during the extension period could result in us being delisted from the Exchange. There is no assurance that we will execute our compliance plan as intended or by the November 12, 2010 deadline. If we fail to reach the compliance goals set forth in the plan, we would likely be delisted from NYSE Amex, which could significantly reduce the active market for and liquidity of our stock.

We Have a History of Losses

We have a history of losses, are not currently profitable, and expect to incur substantial losses and negative operating cash flows for the foreseeable future. We may never generate sufficient revenues to achieve and maintain profitability. We will continue to incur expenses at current levels as we seek to expand our operations, pursue development of our technologies, work to increase our sales, implement internal systems and infrastructure, and hire additional personnel. These ongoing financial losses may adversely affect our stock price.

We Have a Short Operating History and Limited Operating Experience

We must be evaluated in light of the uncertainties and complexities affecting an early stage biotechnology company. We have only recently implemented our commercialization strategy. Thus, we have a very limited operating history. Continued operating losses, together with the risks associated with our ability to gain new customers for our product offerings, may have a material adverse effect on our liquidity. We may also be forced to respond to unforeseen difficulties, such as a decreased demand for our products, downward pricing trends, and services, regulatory requirements and unanticipated market pressures. Since emerging from bankruptcy and continuing through today, we are developing a business model that includes protecting our patent position, addressing our third-party reimbursement issues, developing and executing a sales and marketing program, and developing other technologies covered by, or derived from, our intellectual property. There can be no assurance that our business model in its current form can accomplish our stated goals.

Our Intellectual Property Assets Are Critical to Our Success

We regard our patents, trademarks, trade secrets, and other intellectual property assets as critical to our success. We rely on a combination of patents, trademarks, and trade secret and copyright laws, as well as confidentiality procedures, contractual provisions, and other similar measures, to establish and protect our intellectual property. We attempt to prevent disclosure of our trade secrets by restricting access to sensitive information and requiring employees, consultants, and other persons with access to our sensitive information to sign confidentiality agreements. Despite these efforts, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology in the future. Furthermore, policing the unauthorized use of our intellectual property assets is difficult and expensive. Litigation has been necessary in the past and may be necessary in the future in order to protect our intellectual property assets. Litigation could result in substantial costs and diversion of resources. We cannot assure that we will be successful in any litigation matter relating to our intellectual property assets. Continuing litigation or other challenges could result in one or more of our patents being declared invalid. In such a case, any royalty revenues from the affected patents would be adversely affected although we may still be able to continue to develop and market our products. Furthermore, the unauthorized use of our patented technology by otherwise potential customers in our target markets, may significantly undermine our ability to generate sales.

Our patent covering the specific gel formulation that is applied as part of the AutoloGel™ System (the ‘‘Worden Patent’’) expires no earlier than February 2019. Our U.S. Knighton Patent (which was the subject of license agreements between us and Medtronic, Inc., DePuy Spine, Inc., Biomet Biologics, Inc., COBE Cardiovascular, Inc., and Harvest Technologies Corporation, among others) expired in November 2009. In 2009, the license agreements under the Knighton Patent accounted for approximately 89% of our revenues. Although the recent acquisition of the Sorin assets was intended to, among other things, replace the foregoing revenue loss, there is no assurance that we will be successful in fully replacing and sustaining such revenue replacement of the royalty revenue. Furthermore, we may be more vulnerable to competitive factors because third parties will not then need a license from us to perform the methods claimed in the Knighton Patent.

Our Products are Subject to Governmental Regulation

Our success is also impacted by factors outside of our control. Our current technology and products may be subject to extensive regulation by numerous governmental authorities in the United States, both federal and state, and in foreign countries by various regulatory agencies. Specifically, our devices and bio-pharmaceutical products are subject to regulation by the FDA and state regulatory agencies. The FDA regulates drugs, medical devices and biologics that move in interstate commerce and requires that such products receive clearance or pre-marketing approval based on evidence of safety and efficacy. The regulations of government health ministries in foreign countries are analogous to those of the FDA in both application and scope. In addition, any change in current regulatory interpretations by, or positions of, state regulatory officials where the AutoloGel System is used could materially and adversely affect our ability to sell products in those states. The FDA will require us to obtain clearance or approval of new devices when used for treating specific wounds or marketed with specific wound healing claims, or for other products under development.

We believe that the AutoloGel System and all our products are legally marketed. The FDA has cleared us to market the AutoloGel System, including the Wound Dressing Kit and Centrifuge II, for use in exuding wounds such as leg ulcers, pressure ulcers, and diabetic ulcers, and the management of mechanically and surgically-debrided wounds. As we expand and offer additional products in the United States and in foreign countries, clearance or approval from the FDA and comparable foreign regulatory authorities prior to introduction of any such products into the market may be required.  We provide no assurance that we will be able to obtain all necessary approvals from the FDA or comparable regulatory authorities in foreign countries for these products. Failure to obtain the required approvals would have a material adverse impact on our business and financial condition. The Angel® Whole Blood Separation System received market clearance from the U.S. Food and Drug Administration in August 2005.

Compliance with FDA and other governmental requirements imposes significant costs and expenses. Further, our failure to comply with these requirements could result in sanctions, limitations on promotional or other business activities, or other adverse effects on our business. Further, recent efforts to control healthcare costs could negatively affect demand for our products and services.

Clinical Trials May Fail to Demonstrate the Safety or Efficacy of our Product Candidates

Our product candidates are subject to the risks of failure inherent in the development of biotherapeutic products. The results of early-stage clinical trials do not necessarily predict the results of later-stage clinical trials. Product candidates in later-stage clinical trials may fail to demonstrate desired safety and efficacy traits despite having successfully progressed through initial clinical testing. Even if we believe the data collected from clinical trials of its product candidates is promising, this data may not be sufficient to support approval by the U.S. or foreign regulatory agencies. Pre-clinical and clinical data can be interpreted in different ways. Accordingly, the regulatory officials could reach different conclusions in assessing such data, which could delay, limit or prevent regulatory approval. In addition, the U.S. regulatory authorities or we may suspend or terminate clinical trials at any time. Any failure or delay in completing clinical trials for product candidates, or in receiving regulatory approval for the sale of any product candidates, has the potential to materially harm our business, and may prevent it from raising necessary, additional financing that may be needed in the future.

A Disruption in Healthcare Provider Networks Could Have an Adverse Effect on Our Operations and Profitability

Our operations and future profitability are dependent, in large part, upon the ability to contract with healthcare providers on favorable terms. In any particular service area, healthcare providers could refuse to contract with Cytomedix or take other actions that could result in higher healthcare costs, or create difficulties in meeting our regulatory requirements. In some service areas, certain healthcare providers may have a significant market presence. If healthcare providers refuse to contract with us, use their market position to negotiate unfavorable contracts or place us at a competitive disadvantage, our ability to market services or to be profitable in those service areas could be adversely affected. Provider networks could also be disrupted by the financial insolvency of a large healthcare provider group. Any disruption in provider networks could adversely impact our ability to generate revenues or profits.

Our Sales and Marketing Strategy for AutoloGel System May Not Succeed

In January 2009, we implemented a revised sales and marketing strategy that focuses on intensive clinician to clinician interaction with both prospective and existing customers, and the scientific explanation of AutoloGel’s mechanism of action. There is no assurance that this approach will result in significant, sustainable growth in sales revenue, or that we, as currently capitalized, will have sufficient resources to provide the level of clinical support for this initiative to be successful.

CMS’s Non-Coverage of AutoloGel Could Greatly Restrict Our Sales

The AutoloGel System is marketed to healthcare providers. Some of these providers, in turn, seek reimbursement from third-party payers such as Medicare, Medicaid, and other private insurers. Many foreign countries also have comprehensive government managed healthcare programs that provide reimbursement for healthcare products. Under such healthcare systems, reimbursement is often a determining factor in predicting a product’s success, with some physicians and patients strongly favoring only those products for which they will be reimbursed. With CMS’s national non-coverage determination, the market for the AutoloGel System is restricted and it may be difficult, if not impossible, to sell AutoloGel in most care settings. This currently hinders our ability to grow its revenues and could reduce the likelihood that it will ever achieve sustainable profitability. There is no assurance that our efforts to obtain CMS coverage will be successful.

Our Intention to Develop a Plan to Secure Medicare Reimbursement Without Conducting a New Randomized Controlled Trial May Not Be Successful

In March 2008, CMS reaffirmed its 2003 non-coverage determination for autologous platelet rich plasma, which would include AutoloGel. Following CMS’s decision, we met with CMS, in April 2008, to discuss the optimal path for securing future coverage for AutoloGel and in concert with consultants and advisors, have developed a multi-pronged strategy to obtain Medicare reimbursement for AutoloGel. While we are striving to obtain a positive coverage decision without undertaking a new randomized, controlled trial with the same rigors, restrictions, and costs of the previous RCT, there is no assurance that we will ultimately be successful with this strategy and that CMS will decide that the evidence is sufficient to reverse all or a portion of its existing non-coverage determination. If we later determine that a new randomized, controlled trial is necessary, it could cost several millions of dollars and take multiple years to complete. We would almost certainly need to obtain additional, outside financing to fund such a trial.

We May Be Unable to Attract a Strategic Partner for the Further Development of CT- 112

Due to our limited resources, we have determined that the best vehicle to move the development of CT-112 forward is through a strategic partnership, outlicensing, or other similar arrangement. While we are engaged in ongoing discussions with potential partners or licensees, there is no assurance that we will be able to come to any such agreement. Furthermore, even if such a strategic relationship regarding CT-112 is reached, there is no assurance that development milestones, clinical data, or other such benchmarks will be achieved. Therefore, CT-112 may never proceed toward commercialization or drive cash infusions for us, and we may ultimately not be able to monetize the patents, existing clinical data, and other intellectual property related to CT-112.

The Success of our Products Is Dependent on Acceptance by the Medical Community

The commercial success of our products and processes will depend upon the medical community and patients accepting the therapies as safe and effective. If the medical community and patients do not ultimately accept the therapies as safe and effective, our ability to sell the products and processes will be materially and adversely affected. While acceptance by the medical community may be fostered by broad evaluation via peer-reviewed literature, we may not have the resources to facilitate sufficient publication.

We May Be Unable to Attract and Retain Key Personnel

Our future success depends on the ability to attract, retain and motivate highly skilled management, including sales representatives. We have retained a team of highly qualified officers and consultants, but cannot provide assurance that we will be able to successfully retain all of them, or be successful in recruiting additional personnel as needed. Our inability to do so will materially and adversely affect the business prospects, operating results and financial condition. Our ability to maintain and provide additional services to our existing customers depends upon our ability to hire and retain business development and scientific and technical personnel with the skills necessary to keep pace with continuing changes in regenerative biological therapy technologies. Competition for such personnel is intense; we compete with pharmaceutical, biotechnology and healthcare companies. Our inability to hire additional qualified personnel may lead to higher recruiting, relocation and compensation costs for such personnel. These increased costs may reduce our profit margins or make hiring new personnel impractical.

Legislative and Administrative Action May Have an Adverse Effect on Our Company

Political, economic and regulatory influences may subject the health care industry in the United States to fundamental change. We cannot predict what other legislation relating to our business or to the health care industry may be enacted, including legislation relating to third-party reimbursement, or what effect such legislation may have on our business, prospects, operating results and financial condition. We expect federal and state legislators to continue to review and assess alternative health care delivery and payment systems and possibly adopt legislation affecting fundamental changes in the health care delivery system. Such laws may contain provisions that may change the operating environment for its targeted customers including hospitals and managed care organizations. Health care industry participants may react to such legislation by curtailing or deferring expenditures and initiatives, including those relating to our products. Future legislation could result in modifications to the existing public and private health care insurance systems that would have a material adverse effect on the reimbursement policies discussed above.  With growing pressures on government budgets due to the current economic downturn, government efforts to contain or reduce health care spending are likely to gain increasing emphasis. Several members of the current presidential administration and Congress are espousing support for cost-containment measures that could have significant implications for healthcare therapies, including our current and future products. If enacted and implemented, such measures could result in decreased revenue from our products and decrease potential returns from our research and development initiatives.  Furthermore, there is no assurance that we will be able to successfully neutralize any lobbying efforts against our efforts to secure Medicare coverage or other initiatives we may have with governmental agencies.

We Could Be Affected by Malpractice Claims

Providing medical care entails an inherent risk of professional malpractice and other claims. We do not control or direct the practice of medicine by physicians or health care providers who use the products and do not assume responsibility for compliance with regulatory and other requirements directly applicable to physicians. We cannot assure that claims, suits or complaints relating to the use of our products and treatment administered by physicians will not be asserted against us in the future. The production, marketing and sale, and use of our products entails risks that product liability claims will be asserted against us. These risks cannot be eliminated, and we could be held liable for any damages that result from adverse reactions or infectious disease transmission. Such liability could materially and adversely affect our business, prospects, operating results and financial condition. We currently maintain professional and product liability insurance coverage, but cannot give assurance that the coverage limits of this insurance would be adequate to protect against all potential claims. We cannot assure that we will be able to obtain or maintain professional and product liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

Our Products Have Existing Competition in the Marketplace

In the market for biotechnology products, we face competition from pharmaceutical companies, biopharmaceutical companies, medical device companies, and other competitors. Other companies have developed or are developing products that may be in direct competition with our current product line. Biotechnology development projects are characterized by intense competition. Thus, we cannot assure any investor that we will be the first to the market with any newly developed products or that we will successfully be able to market these products. If we are not able to participate and compete in the regenerative biological therapy market, our financial condition will be materially and adversely affected. We cannot assure that we will be able to compete effectively against such companies in the future. Many of these companies have substantially greater capital resources, larger marketing staffs and more experience in commercializing products. Recently developed technologies, or technologies that may be developed in the future, may be the basis for developments that will compete with our products.

We May Likely Issue Additional Equity or Debt Securities Which May Materially and Adversely Affect the Price of Our Common Stock

Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales may occur, could cause the market price of our common stock to decline. We have used, and will likely continue to use, our common stock or securities convertible into or exchangeable for common stock to fund working capital needs or to acquire technology, product rights or businesses, or for other purposes. If additional equity securities are issued, particularly during times when our common stock is trading at relatively low price levels, the price of our common stock may be materially and adversely affected.

There is a Limited Public Trading Market for our Common Stock

The average daily trading volume in our common stock is relatively low. As long as this condition continues, it could be difficult to sell a significant number of shares of common stock at any particular time at the market prices prevailing immediately before such shares are offered. Shareholders may be required to hold shares of our common stock for an indefinite period of time. In addition, sales of substantial amounts of common stock could lower the prevailing market price of our common stock. This would limit or perhaps prevent our ability to raise capital through the sale of securities. Additionally, we have significant numbers of outstanding warrants and options that, if exercised and sold, could put additional downward pressure on the common stock price. In addition, in recent years, and especially in recent months, the stock market in general, and the market for life sciences companies in particular, have experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies, often for reasons unrelated to their operating performance, and it may adversely affect the price of our common stock. These broad market fluctuations may reduce the demand for our stock and therefore adversely affect the price of our securities, regardless of operating performance.

We are Subject to Anti-Takeover Provisions and Laws

Provisions in our  Restated Certificate of Incorporation and Restated Bylaws and applicable provisions of the Delaware General Corporation Law may make it more difficult for a third party to acquire control of our company without the approval of the Board of Directors. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock or delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect the common stock price.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Some of the statements made in this prospectus discuss future events and developments, including our future business strategy and our ability to generate revenue, income and cash flow. In some cases, you can identify forward-looking statements by words or phrases such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “our future success depends,” “seek to continue,” or the negative of these words or phrases, or comparable words or phrases. These statements are only predictions that are based, in part, on assumptions involving judgments about future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various facts, including the risks outlined in the “Risk Factors” section. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the Registration Statement on Form S-3, of which this prospectus is a part, that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of common stock in this offering. However, we may receive up to approximately $2.9 million upon exercise of the warrants covered by this prospectus in the event the warrants are exercised for cash. We intend to use any proceeds from the exercise of warrants for general corporate and working capital purposes.

SELLING SECURITY HOLDERS

The table below lists the Selling Shareholders and other information regarding the beneficial ownership of the securities by each of the Selling Shareholders.  To the extent permitted by law, the Selling Shareholders listed below may resell the securities registered pursuant to this prospectus.  The percentage of outstanding shares beneficially owned is based on 41,767,127 shares outstanding as of October 8, 2010. The Selling Shareholders are not making any representation that any securities registered by this prospectus will be offered for sale. Selling Shareholders reserve the right to accept or reject, in whole or in part, any proposed sale registered pursuant to this prospectus. None of the Selling Shareholders are affiliated with Sorin Group USA, Inc. The following table assumes that all of the securities being registered pursuant to this prospectus will be sold.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of common stock. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to the shares of common stock and other securities beneficially owned by them. The inclusion of any securities in this table does not constitute an admission of beneficial ownership for the person named below.

Selling Shareholder	Beneficial Ownership Prior to this Offering	Shares that May Be Offered and Sold Hereby	Beneficial Ownership After this Offering	% Holding After the Completion of this Offering	Relationship with Cytomedix
David L. Anderson (1)	382,302	93,695	288,607	*
Arrow Realty LLC (2)	883,742	281,085	602,657	1.5%
Capital Growth Trust (3)	922,616	281,085	641,531	1.5%
Peter A. Clausen (4)	529,643	140,543	389,100	*	C
Cranshire Capital LP (5)	1,511,620	599,645	911,975	2.2%
John Paul DeJoria (6) (20)	6,247,192	2,123,891	4,123,301	9.9%
The deRose Family Trust (7)	964,172	187,390	776,782	1.9%
Freestone Advantage Partners LP (8)	124,525	56,218	68,307	*
Paul Anthony Jacobs & Nancy E. Jacobs Joint Trust (9)	1,614,363	187,390	1,426,973	3.4%
David E. Jorden (10)	5,184,605	280,522	4,904,083	11.7%	A, C
Andrew S. Maslan (11)	387,138	16,316	370,822	*	B
John N. McConnell Jr. (12)	382,302	93,695	288,607	*
George O. McDaniel, III (13)	2,586,888	524,779	2,062,109	5.0%
Michael M. McDaniel (14)	1,387,233	524,779	862,454	2.1%
William F. Miller (15)	760,350	100,000	660,350	1.6%
Gary L. Mossman (16)	472,065	121,805	350,260	*
Martin P. & Kathy A. Rosendale (17)	758,089	32,632	725,457	1.7%	A, B
Charles E. Sheedy (18) (20)	6,975,696	2,073,891	4,901,805	11.7%
Jack W. Womack (19)	257,539	93,695	163,844	*

*      Indicates percentages below 1%.

(1)           Consists of (i) 116,035 shares of Common stock, (ii) 61,126 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, (iii) 170,766 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iv) 34,375 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(2)           Consists of (i) 207,194 shares of Common stock, (ii) 61,126 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, (iii) 512,297 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (v) 103,125 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock. S. Reed Morian has voting and dispositive power over the securities held by Arrow Realty LLC.

(3)           Consists of (i) 307,194 shares of Common stock, (ii) 512,297 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iii) 103,125 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock. Vicki Appel has voting and dispositive power over the securities held by Capital Growth Trust.

(4)           Consists of (i) 128,597 shares of Common stock, (ii) 93,334 shares of Common stock issuable upon exercise of options beneficially owned by the holder, (iii) 256,149 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iv) 51,563 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(5)           Consists of (i) 15,346 shares of Common stock, (ii) 183,377 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, (iii) 1,092,897 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iv) 220,000 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.  Downsview Capital, Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire. Mitchell P. Kopin ("Mr. Kopin"), President of Downsview, has voting control over Downsview. As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of common stock beneficially owned by Cranshire.

(6)           Consists of (i) 1,747,723 shares of Common stock, (ii) 146,667 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, (iii) 3,415,302 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, (iv) 250,000 shares of Common stock issuable upon the exercise of the Guaranty Warrants, and (v) 687,500 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(7)           Consists of (i) 526,996 shares of Common stock, (ii) 26,895 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, (iii) 341,531 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iv) 68,750 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock. Robert deRose has voting and dispositive power over the securities held by deRose Family Trust.

(8)           Consists of (i) 1,439 shares of Common stock, (ii) 102,461 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iii) 20,625 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock. Downsview Capital, Inc. (“Downsview”) is the investment manager for a managed account of Freestone Advantage Partners, LP and consequently has voting control and investment discretion over securities held in such account. Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview. As a result, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares held in such account which are being registered hereunder.

(9)           Consists of (i) 1,020,706 shares of Common stock, (ii) 183,376 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, (iii) 341,531 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iv) 68,750 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock. Anthony Jacobs has voting and dispositive power over the securities held by Jacobs Trust.

(10)           Consists of (i) 4,461,614 shares of Common stock, (ii) 302,937 shares of Common stock issuable upon exercise of warrants and options beneficially owned by the holder, (iii) 215,054 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, (iv) 150,000 shares of Common stock issuable upon the exercise of the Guaranty Warrants, and (v) 55,000 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(11)           Consists of (i) 56,980 shares of Common stock, (ii) 296,401 shares of Common stock issuable upon exercise of warrants and options beneficially owned by the holder, (iii) 26,882 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iv) 6,875 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(12)           Consists of (i) 116,035 shares of Common stock, (ii) 61,126 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, (iii) 170,766 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iv) 34,375 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(13)           Consists of (i) 1,421,867 shares of Common stock, (ii) 194,460 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, (iii) 683,061 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, (iv) 150,000 shares of Common stock issuable upon the exercise of the Guaranty Warrants, and (v) 137,500 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(14)           Consists of (i) 416,672 shares of Common stock, (ii) 683,061 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, (iii) 150,000 shares of Common stock issuable upon the exercise of the Guaranty Warrants, and (iv) 137,500 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(15)           Consists of (i) 645,350 shares of Common stock, (ii) 15,000 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, and (iii) 100,000 shares of Common stock issuable upon the exercise of the Guaranty Warrants.

(16)           Consists of (i) 144,255 shares of Common stock, (ii) 61,126 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, (iii) 221,996 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iv) 44,688 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(17)           Consists of (i) 69,494 shares of Common stock, (ii) 621,081 shares of Common stock issuable upon exercise of warrants and options beneficially owned by the holder, (iii) 53,764 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iv) 13,750 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(18)           Consists of (i) 2,336,184 shares of Common stock, (ii) 336,710 shares of Common stock issuable upon exercise of warrants beneficially owned by the holder, (iii) 3,415,302 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, (iv) 200,000 shares of Common stock issuable upon the exercise of the Guaranty Warrants, and (v) 687,500 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(19)           Consists of (i) 52,398 shares of Common stock, (ii) 170,766 shares of Common stock issuable upon conversion of the Series D Convertible Preferred Stock and exercise of the Warrants in the April 2010 private offering, and (iii) 34,375 shares of Common stock which may be issued as dividends on the Series D Convertible Preferred Stock.

(20)           Under the terms of the Series D Convertible Preferred Stock, the holder is limited in the number of common stock shares he may convert into such that he will not own in excess of 9.99% of then outstanding shares of common stock.

A.      Director of Cytomedix

B.      Executive Officer of Cytomedix

C.      Employee of Cytomedix

DESCRIPTION OF SECURITIES TO BE REGISTERED

This section describes the general terms and provisions of our securities.  For more information, you should refer to our Certificate of Incorporation and Bylaws, as amended and restated, to date, copies of which have been filed with the SEC. These documents are also incorporated by reference into the registration statement of which this prospectus forms a part.

Common Stock

We are authorized to issue 100,000,000 shares of non-assessable voting common stock, $.0001 par value per share, of which 41,767,127 shares were issued and outstanding (or 66,958,655 shares on a fully diluted basis) on October 8, 2010, and 15,000,000 shares of preferred stock, of which, 167,097 shares were issued and outstanding as of the same date.

The common stock is fully paid and nonassessable. All of our common stock is of the same class, and each share has the same rights and preferences. Holders of our common stock are entitled to one vote per share on each matter submitted to a vote of the shareholders.  In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, upon giving a liquidation preference of $1.00 per share for each share of outstanding Series A convertible preferred stock and Series B convertible preferred stock, and a liquidation preference amount of $1,000 per share for each share of outstanding Series D convertible preferred stock. The common stock is subordinate to the Series A convertible preferred, Series B convertible preferred, and Series D convertible preferred (as discussed below) and to all other classes and series of equity securities which by their terms rank senior to the common stock, in the event of a liquidation, dissolution, or winding up or with regard to any other rights, privileges or preferences.  Holders of common stock do not have any cumulative voting rights, preemptive rights, conversion rights, redemption rights or sinking fund rights. Holders of common stock are entitled to receive dividends as may from time to time be declared by the board of directors at their sole discretion. We have not paid any dividends to holders of our common stock since inception. We do not anticipate paying cash dividends on our common stock in the foreseeable future, but instead will retain any earnings to fund our growth.

Our transfer agent for our common stock is StockTrans, Inc. located at 44 West Lancaster Ave., Ardmore, Pennsylvania 19003. All inquiries may be made at StockTrans, Inc., 44 W. Lancaster Ave., Ardmore, PA 19003. The transfer agent’s internet website address is www.stocktrans.com.

Preferred Stock

Our Board of Directors has the authority, without action by our shareholders, to designate and issue preferred stock in one or more series. Our Board may also designate the rights, preferences and privileges of each series of preferred stock, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until our Board determines the specific rights of the holders of the preferred stock. However, these effects might include: (a) restricting dividends on the common stock; (b) diluting the voting power of the common stock; (c) impairing the liquidation rights of the common stock; and (d) delaying or preventing a change in control of our company without further action by our shareholders.

We are authorized to issue 15,000,000 shares of preferred stock, par value of $.0001 per share. To date, our Board has certified the rights and preferences of four series of preferred stock: Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock (none currently outstanding) and Series D Convertible Preferred Stock.

Series A Convertible Preferred Stock

We have authorized a maximum of 5,000,000 shares of Series A convertible preferred stock, par value $.0001. As of October 8, 2010, there are approximately 97,663 shares of Series A convertible preferred stock outstanding. The Series A convertible preferred has a stated liquidation preference of $1.00 per share and has preference over and ranks (i) senior to the Series B convertible preferred stock, (ii) senior to the common stock, and (iii) senior to all other classes and series of equity securities which by its terms do not rank senior to the Series A convertible preferred.

Holders of Series A convertible preferred are entitled to receive cumulative dividends at the rate of 8% of the stated liquidation preference amount per share per annum, payable quarterly in arrears. These dividends are prior and in preference to any declaration or payment of any distribution on any outstanding shares of common stock or any other equity securities ranking junior as to the payment of dividends. Dividends are to be paid in additional shares of Series A convertible preferred or, in the sole discretion of the Board, in cash. If we fail to pay dividends as required for six consecutive quarters, a majority of the holders of Series A convertible preferred will have the power to elect one director to the Board, either by filling an existing vacancy on the Board or by removing a director of their choice. Each share of Series A convertible preferred stock is entitled to vote on all matters voted on by holders of the common stock voting together as a single class with the other shares entitled to vote.

Beginning on July 11, 2003, and every six months thereafter, holders of the Series A convertible preferred may convert up to 25% of their remaining holdings of Series A convertible preferred into common stock. The shares converted based on the liquidation preference amount and the conversion price of the common stock is equal to 90% of the twenty-day average closing ask price of the common stock, but in no case shall the conversion price be less than $3.00 per share.

We may redeem all of the then outstanding shares of Series A convertible preferred stock upon proper notice of not less than ten days nor more than sixty days prior to the redemption date. The per share redemption price is equal to (i) 105% of the Series A liquidation preference amount plus all accrued but unpaid dividends if the shares are redeemed within one year of the date of issuance; (ii) 104% of the Series A liquidation preference amount plus all accrued but unpaid dividends if redeemed later than one year from the date of issuance.

Series B Convertible Preferred Stock

We have authorized a maximum of 5,000,000 shares of Series B convertible preferred stock, par value $.0001. As of October 8, 2010, there are approximately 65,784 shares of Series B convertible preferred stock outstanding. These shares have a stated liquidation preference of $1.00 per share. They are subordinate to the Series A convertible preferred, but have preference over and rank senior to (i) the common stock, and (ii) all other classes and series of equity securities which by their terms do not rank senior to the Series B convertible preferred stock.

Holders of Series B convertible preferred are entitled to receive cumulative dividends at the rate of 8% of the stated liquidation preference amount per share per annum, payable quarterly in arrears. These dividends are prior and in preference to any declaration or payment of any distribution on any outstanding shares of common stock or any other equity securities ranking junior as to the payment of dividends. Dividends are to be paid in additional shares of Series B convertible preferred or, in the sole discretion of the Board, in cash. If we fail to pay dividends as required for six consecutive quarters, a majority of the holders of Series B convertible preferred will have the power to elect one director to the Board, either by filling an existing vacancy on the Board or by removing a director of their choice. Each share of Series B convertible preferred stock is entitled to vote on all matters voted on by holders of the common stock voting together as a single class with the other shares entitled to vote.

Beginning on July 11, 2003, and every six months thereafter, holders of the Series B convertible preferred may convert up to 25% of their remaining holdings of Series B convertible preferred into common stock. The shares converted based on the liquidation preference amount and the conversion price of the common stock is equal to 90% of the twenty-day average closing ask price of the common stock, but in no case shall the conversion price be less than $3.00 per share.

We may redeem all of the then outstanding shares of Series B convertible preferred stock upon proper notice of not less than ten days nor more than sixty days prior to the redemption date. The per share redemption price is equal to (i) 105% of the Series A liquidation preference amount plus all accrued but unpaid dividends if the shares are redeemed within one year of the date of issuance; (ii) 104% of the Series A liquidation preference amount plus all accrued but unpaid dividends if redeemed later than one year from the date of issuance; or (iii) 103% of the Series B Liquidation Preference Amount plus all accrued but unpaid dividends if redeemed later than two years from the date of issuance.

Series C Convertible Preferred Stock

We have authorized a maximum of 1,000,000 shares of Series C convertible preferred stock, par value $.0001. As of October 8, 2010, there were no shares of Series C convertible preferred stock outstanding.

The Series C convertible preferred stock ranks junior to the Series A convertible preferred stock regarding distributions upon liquidation of the Company. Series C convertible preferred stock ranks junior to the Series B convertible preferred stock solely with respect to the priority security interest in our intellectual property. The shares accrue dividends at 6% of the stated liquidation preference amount from the date of issuance and increase to 8% commencing on September 25, 2005, are payable annually in cash or shares of stock at our option. The Series C convertible preferred stock ranks pari passu with Series A convertible preferred stock and Series B preferred stock with respect to payment of dividends. The Series C preferred stock has no voting rights except with respect to transactions upon which they are entitled to vote as a class. Each dollar of liquidation preference amount is initially converted into one share of common stock (subject to certain anti-dilution privileges).

The holders of Series C convertible preferred stock can require us to redeem the stock plus accrued dividends at 125% of the liquidation price upon the (i) consolidation, merger or business combination of the Company, (ii) sale of more than 50% of our assets or (iii) a sale of more than 50% of our outstanding common stock. However, we have the option to pay in cash or shares of common stock.

Series D Convertible Preferred Stock

Our Board designated 2,000,000 shares of the “blank check” preferred stock as the 10% Series D Convertible Preferred Stock (the “Preferred Stock”) with a stated value of $1,000 per share. As of October 8, 2010, there were approximately 3,650 shares of the Series D Convertible Preferred Stock outstanding. The Preferred Stock earns cumulative dividends at the rate of 10% per annum, payable quarterly in cash in arrears on January 15, April 15, July 15 and October 15, beginning on July 15, 2010, or, in our sole discretion, in shares of common stock valued at the 5-day volume weighted average price ending 3 days immediately preceding the dividend due date, but in no case at a price less than $0.40 per share. The Preferred Stock may be converted, at the holder’s option, into shares of common stock at a conversion price equal to $0.4392. The conversion price on the Preferred Stock for affiliate investors is $0.5580. Upon any liquidation, dissolution or winding-up of our company, whether voluntary or involuntary, the holders will be entitled to receive out of our assets an amount equal to the stated value, plus any accrued and unpaid dividends thereon and any other fees then due and owing thereon, for each share of Preferred Stock before any distribution or payment is made to the holders of any junior securities. The holders of the Preferred Stock can vote their shares on a “one share one vote” basis. At any time after the third anniversary of the issuance date, we may redeem some or all of the then outstanding Preferred Stock, for cash equal to 100% of the aggregate stated value and accrued but unpaid dividends. The Preferred Stock also provides that with limited exceptions as discussed below, in no event will we effect any conversion of the Preferred Stock and the holder of the Preferred Stock will not have the right to convert the Preferred Stock, to the extent that such conversion would result in beneficial ownership by the holder of the Preferred Stock and its affiliates in excess of 9.99% of the then outstanding shares of common stock (after taking into account the shares to be issued to the holder upon such conversion). The Preferred Stock holder may decrease the foregoing threshold upon 61 days’ notice of such decrease to us. The Preferred Stock is not and will not be listed on any securities exchange or automated quotation system.

Warrants

Pursuant to, and contemporaneous with the execution of, the subscription agreements in which we issued the Preferred Stock, we also issued five-year warrants to purchase, in the aggregate, 4,128,631 shares of common stock at an exercise price per share of $0.5368. Each Warrant is exercisable immediately on the date of issuance and will expire on April 9, 2015. The Warrant contains provisions that are customary for the instruments of this nature, including, a cashless exercise provision and an exercise price adjustments provision in the event of stock dividends, stock splits and reclassifications of our common stock. The Warrants are not and will not be listed on any securities exchange or automated quotation system. Under the terms of the Preferred Stock and the Warrants, the aggregate number of our common stock issuable upon any and all conversion of the Preferred Stock or exercises of these Warrants sold in the April 2010 Offering could not exceed 19.99% of the total issued and outstanding shares of our outstanding common stock on the date of the issuance unless such issuances in excess of the numeric limitation were approved by our shareholders. Our shareholders approved such issuances at the special meeting on June 30, 2010.

In addition, we issued certain warrants issued to the Guarantors under the Guaranty Agreements executed by us to secure partial payment of our obligations under the Promissory Note in the Sorin acquisition. The obligations of each obligor under the Promissory Note executed in connection with the Sorin acquisition are secured, in part, by limited Guaranty Agreements executed by certain of our existing shareholders so that each such Guarantor agreed to guarantee a portion of the then Outstanding Amount; the Guarantors, in the aggregate, guaranteed $2 million of the initial $4 million deferred payment under the Promissory Note. In connection with these guaranties, we agreed to, among other things, issue five-year warrants to purchase an aggregate 1,333,334 shares of our common stock at an exercise price of $0.5368 per share. The Guarantor Warrants contain the same terms and provisions included in the warrants issued to the purchasers in the April 2010 Offering; provided, however, that the Guarantor Warrants are not be exercisable until the Company has received shareholder approval to permit the issuance and exercise of such warrants. Of the shares underlying these Guarantor Warrants, 75% of the shares are exercisable immediately upon the receipt of the shareholder approval, with the remaining portion of the warrants becoming exercisable if, and only if, the Company has not paid all of the deferred payments to Sorin on or prior to April 9, 2011. Our shareholders also approved such issuances under the Guaranty Agreements at the special meeting on June 30, 2010.

Registration Rights

We also entered into a registration rights agreement with the purchasers in the April 2010 Offering, under which we agreed to provide the Purchasers with registration rights for the common stock underlying the Preferred Stock and the Warrants. If the registration event (as such term is defined in the Registration Rights Agreement) occurs, we are required to make payments to the Purchasers as partial liquidated damages, not as a penalty, an amount equal to 1% of the purchase price per share of the registrable securities held by the Purchasers monthly for each 30 day calendar month of the period following the registration default date (as such term is also defined in the Registration Rights Agreement) during which the registration event occurs and is continuing, on a pro rata basis, with such payments, in the aggregate, not to exceed 6% of the purchase price of the securities purchased by the Purchasers. The foregoing description of the Registration Rights Agreement is subject to and is qualified by the text of the actual agreement, a copy of which was filed as an exhibit to our Current Report on Form 8-K with the SEC on April 12, 2010 and is incorporated by reference herein.

Anti-Takeover Effects of Provisions of Delaware Law

Provisions of Delaware law and our Certificate of Incorporation, as amended, and Bylaws could make the acquisition of our company through a tender offer, a proxy contest or other means more difficult and could make the removal of incumbent officers and directors more difficult. We expect these provisions to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our Board. We believe that the benefits provided by our ability to negotiate with the proponent of an unfriendly or unsolicited proposal outweigh the disadvantages of discouraging these proposals. We believe the negotiation of an unfriendly or unsolicited proposal could result in an improvement of its terms.

We are subject to the provisions of Section 203 of the Delaware Law. Subject to a number of exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" includes a merger, asset sale, stock sale, or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deterring, or preventing a change of control without further action by the shareholders.

Transfer Agent

     The transfer agent for our common stock is StockTrans, Inc. located at 44 West Lancaster Ave., Ardmore, Pennsylvania 19003.

Listing

Our common stock is quoted on the NYSE Amex under the symbol “GTF.BC”

PLAN OF DISTRIBUTION

Each Selling Shareholder of the common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock covered hereby on the principal trading market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Shareholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated,, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the common stock or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The Selling Shareholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common Stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because Selling Shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. The Selling Shareholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Shareholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect, or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. In addition, in certain states, the resale shares of common stock covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with therein.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities offered will be passed upon for us by Cozen O’Connor, Washington, DC.

EXPERTS

The financial statements incorporated in this Registration Statement by reference to the Annual Report on Form 10-K/A for the year ended December 31, 2009 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

MaloneBailey LLP, an independent public accounting firm, audited certain combined Statements of Net Assets Acquired and Liabilities Assumed of the Angel Business of Sorin Group USA, Inc. as of December 31, 2009 and 2008, and the related combined Statements of Revenues and Direct Expenses for the years then ended, included in our Current Report on Form 8-K dated April 9, 2010, set forth in their report which has been incorporated by reference, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS

SEC rules allow us to “incorporate by reference” into this prospectus much of the information we file with the SEC, which means that we can disclose important information to you by referring to those publicly available documents.  The information that we incorporate by reference in this prospectus is considered to be part of this prospectus.  The following documents filed with the SEC are hereby incorporated by reference in this prospectus:

•	Our Annual Report on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2009, filed with the SEC on April 9, 2010.

•	Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2010 and June 30, 2010, respectively, filed with the SEC on May 17, and August 16, 2010, respectively.

•
Our Current Reports on Form 8-K filed with the SEC (excluding any information which is furnished and not filed with the SEC) on April 12, 2010 (as subsequently amended and supplemented by our Current Report on Form 8-K/A (Amendment No.1 and Amendment No. 2 filed on June 21 and August 3, 2010 respectively); on July 1, 2010, and October 1 and 8, 2010, respectively

•	The description of our common stock set forth in the registration statement on Form 8-A/A filed with the SEC on May 31, 2005 and as subsequently amended.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus.  Request for such copies should be directed to Cytomedix, Inc., 209 Perry Parkway, Suite 7, Gaithersburg, MD 20877, Attention: Andrew Maslan, Chief Financial Officer.

Also incorporated by reference into this prospectus are all documents that we may file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of filing of this registration statement, and until all of the common stock to which this prospectus relates has been sold or the offering is otherwise terminated. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and current reports on Form 8-K, as well as proxy statements. Pursuant to General Instruction B of Form 8-K, any information submitted under Item 2.02, Results of Operations and Financial Condition, or Item 7.01, Regulation FD Disclosure, of Form 8-K is not deemed to be “filed” for the purpose of Section 18 of the Exchange Act, and we are not subject to the liabilities of Section 18 with respect to information submitted under Item 2.02 or Item 7.01 of Form 8-K. We are not incorporating by reference any information submitted under Item 2.02 or Item 7.01 of Form 8-K into any filing under the Securities Act or the Exchange Act or into this prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3, including the exhibits, schedules, and amendments to this registration statement, under the Securities Act with respect to the shares of common stock to be sold in this offering.  This prospectus, which is part of the registration statement, does not contain all the information set forth in the registration statement.  For further information with respect to us and the shares of our common stock to be sold in this offering, we make reference to the registration statement. Although this prospectus contains all material information regarding us, statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance we make reference to the copy of such contract, agreement, or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. You may read and copy all or any portion of the registration statement or any other information, which we file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549.  We also file periodic reports and other information with the SEC.  You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  Our SEC filings, including the registration statement, are also available to you on the SEC’s website, www.sec.gov.

CYTOMEDIX, INC.

Resale of 7,866,131 shares of common stock

PROSPECTUS

November 3, 2010

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.